FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 14, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BRITISH COLUMBIA

ONTARIO

FORM 53-901F / FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1)

OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES

RULES (BRITISH COLUMBIA) AND SECTION 75(2) OF THE

SECURITIES ACT (ONTARIO).

ITEM 1.           REPORTING ISSUER

Forbes Medi-Tech Inc.

Suite 200 – 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone:  (604) 689-5899

ITEM 2.            DATE OF MATERIAL CHANGE

January 6, 2004

ITEM 3.            PRESS RELEASE

January 7, 2004 - Vancouver, British Columbia

ITEM 4.            SUMMARY OF MATERIAL CHANGE

Forbes Medi-Tech Inc. (the “Company”) has raised US$10.75 million by way of a Private Placement, resulting in the issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US $2.00 per share, with 1,612,500 Class “C” warrants attached.  Additionally, Dr. Eric Topol has been appointed Chairman of Forbes’ Medical & Scientific Advisory Board and Scientific Consultant for its pharmaceutical program.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

Effective January 6, 2004, the Company sold to investors 5,375,000 Units at U.S. $2.00 per Unit, for gross proceeds of U.S. $10,750,000.  Each Unit consisted of one Series A Convertible Preferred Share plus .3 of a Common Share Purchase Warrant, for a total of 5,375,000 Series A Convertible Preferred Shares and 1,612,500 Common Share Purchase Warrants, designated as Class “C” Warrants.

The Series A Convertible Preferred Shares

The Company has designated 10,000,000 of its 50,000,000 authorized Preferred Shares as Series A Convertible Preferred Shares.  The 5,375,000 Series A Preferred Shares issued on January 6, 2004 are the only Series A Convertible Preferred Shares currently outstanding.  Following is a brief description of the salient terms of the Series A Convertible Preferred Shares:

Voting Rights:  Each holder of Series A Convertible Preferred Shares shall be entitled as such to receive notice of and to attend and vote at all meetings of the holders of common shares of the Company (except meetings at which the holders of the Series A Convertible Preferred Shares are precluded from voting under the terms of the Canada Business Corporations Act) and at each such meeting shall have that number of votes equal to the number of votes such holder would have upon full conversion of the holder’s Series A Convertible Preferred Shares at the record date for the determination of shareholders entitled to vote or consent at such meeting, or the date any written consent of shareholders is solicited if the action is to be taken by written consent.  Except as otherwise expressly provided in the Company’s constating documents, as amended from time to time, or by the Canada Business Corporations Act, the holders of Series A Convertible Preferred Shares and the holders of common shares of the Company shall vote together as a single class on all matters.

Conversion Rights:  Each Series A Convertible Preferred Share is convertible for no further consideration at the option of the holder into one common share.  If the aggregate closing price on the Nasdaq National Market for that number and kind of shares which are then issuable upon conversion of a holder’s Series A Convertible Preferred Shares then outstanding, is above 200% of the aggregate original issue price for such Series A Convertible Preferred Shares for a period of thirty (30) consecutive trading days (a “Trigger Event”), then such Series A Convertible Preferred Shares shall be convertible, at the option of the Company for a period of sixty (60) days following the Trigger Event, into that number and kind of shares into which the holder of the Series A Convertible Preferred Shares is then entitled to convert such Series A Convertible Preferred Shares.  The Series A Convertible Preferred Shares have attached certain anti-dilution provisions which provide for an adjustment, upon the occurrence of certain events, of the number or kind of shares, or both, into which the Series A Convertible Preferred Shares may be converted.

Dividend Rights:  The holders of the then outstanding Series A Convertible Preferred Shares shall be entitled to receive, out of any assets of the Company legally available therefor, such dividends as may be declared on Series A Convertible Preferred Shares from time to time by the Company’s board of directors.  No dividend shall be paid with respect to any common shares or any shares in the capital of the Company ranking junior to the Series A Convertible

Preferred Shares with respect to the payment of dividends unless the holders of the Series A Convertible Preferred Shares are first paid (A) all declared and unpaid dividends; and (B) a dividend per Series A Convertible Preferred Share equal to the dividend that would be payable on the number of common shares of the Company into which each Series A Convertible Preferred Share is then convertible.  The right to such dividends on the Series A Convertible Preferred Shares shall not be cumulative, and no rights shall accrue to the holders of the Series A Convertible Preferred shares by reason of the fact that dividends on such shares are not declared or paid in any prior year.

Liquidation:  Subject to the rights of holders, if any, of shares of the Company then outstanding having a right upon liquidation, dissolution or winding up of the Company ranking equal or superior to the rights of holders of Series A Convertible Preferred Shares, in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Shares are entitled to receive on a pro-rata basis for each Series A Convertible Preferred Share held by them, before payment out to the holders of the common shares and over any other shares ranking junior to the Series A Convertible Preferred Shares, if any, the original issue price per Series A Convertible Preferred Share, together with any unpaid but declared dividends.  After holders of the Series A Convertible Preferred Shares have been paid this amount, the holders of the Series A Convertible Preferred Shares are not entitled to any further distribution.

The Class “C” Warrants

Each whole Class “C” Warrant entitles the holder to purchase one common share of the Company at U.S. $2.40 until January 6, 2007.

Each Class “C” Warrant certificate contains anti-dilution provisions which provide for an adjustment of the number of common shares issuable upon exercise of the Warrants or an adjustment of the exercise price per share, or both, upon the occurrence of certain events.  The Class “C” Warrant certificates also contain a provision permitting the holder to exercise the Class “C” Warrants (or a portion thereof) on a "cashless" basis in exchange for that number of common shares equal to the product of (x) the number of shares as to which such Class “C” Warrants, or portion thereof, are being exercised multiplied by (y) a fraction, the numerator of which is the Fair Market Value of the Company’s common shares less the Class “C” Warrant exercise price and the denominator of which is such Fair Market Value.

U.S. Registration Statement

The securities have not been registered under the United States Securities Act of 1933 or the securities laws of any state, and may not be offered or sold in the United States or to US persons unless an exemption from registration is available. The Company has agreed to file a resale registration statement with the U.S. Securities and Exchange Commission which, upon becoming effective, would permit the investors as selling shareholders to resell in the United States the common shares issuable upon conversion of the Series A Convertible Preferred Shares and the common shares issuable upon exercise of the Class “C” Warrants.   In the event that the registration statement has not been made effective on or before May 5, 2004, then the Company will pay to each investor, (pro rated on a daily basis) in cash, one percent (1%) of the subscription price of the Units held by the investor for each month until the registration statement has been filed, up to a maximum of 6% of such subscription price.

Use of Proceeds; Commissions

Placement proceeds are planned to be used by the Company for the development of FM-VP4, working capital and general corporate purposes, including research and development of the Company’s products. However, the Company may reallocate funds for sound scientific and/or business reasons.  The Company has paid U.S. $277,500 cash commissions in respect of this Private Placement. The Company is aware that a claim has been made by a former investment advisor, who was not involved in this transaction, for cash commissions and brokers warrants in respect of a portion of this placement.  The Company is currently considering the matter.

Dr. Eric Topol

Dr. Eric Topol has been appointed Chairman of Forbes’ Medical & Scientific Advisory Board and Scientific Consultant for its pharmaceutical development program. Dr. Topol is Provost, Cleveland Clinic Lerner College of Medicine and Chief Academic Officer of the Cleveland Clinic Foundation. He is also Chairman of the Department of Cardiovascular Medicine and Professor of Medicine. With the appointment of Dr. Topol, Dr. Jiri Frohlich will continue as a member of Forbes’ Medical & Scientific Advisory Board.

Dr. Topol’s initial responsibility will be to provide direction for Forbes’ clinical development plans, selection of sites and the design of clinical studies for US FDA clinical trials pending the results of the Phase II trials currently underway in Europe.

Dr. Topol’s consulting agreement with the Company is for an initial term of 7 years, subject to earlier termination by the Company or by Dr. Topol on 30 days’ notice. In consideration for his services, Dr. Topol is being granted options to purchase a total of 1,000,000 common shares of the Company at CAD $3.69 per share, subject to regulatory and shareholder approval.  Dr. Topol’s right to exercise the options will vest, as to the initial 200,000, upon receipt of regulatory and shareholder approval, and the remainder will vest upon the occurrence of certain milestones as follows:

Upon initiation of a Phase IIa clinical trial in the U.S.

100,000

Upon completion of the Phase IIa clinical trial in the U.S.

100,000

Upon initiation of a Phase III clinical trial in the U.S.

100,000

Upon completion of the Phase III clinical trial in the U.S.

100,000

Upon filing of a New Drug Application with the U.S. FDA

200,000

Upon approval by the FDA of the New Drug Application

200,000

In the event that Dr. Topol’s consulting agreement is terminated, no further options will vest and all previously vested options will terminate within 30 days (except in the case of voluntary termination following a change of control, in which case the options will terminate in 6 months).

The Company plans to seek shareholder approval to the grant of these options at its next Annual General Meeting.

Press release

Also see the Company’s press release dated January 7, 2004, a copy of which is attached.

ITEM 6.            RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBA) AND SECTION 75(3) OF

                          THE SECURITIES ACT (ONTARIO)

Not applicable.

ITEM 7.            OMITTED INFORMATION

Not applicable.

ITEM 8.            SENIOR OFFICER

Mr. Charles Butt, President & CEO.  Telephone (604) 689-5899

ITEM 9.           STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

January 13, 2004

Per:

  (signed) “Charles Butt”

Date                                                                                             Charles Butt

                                                                                                    Name of Officer

                                                                                                    President & CEO

                                                                                                    Title of Officer

                                                                                                    Vancouver, British Columbia

For Immediate Release:                                                                                                                                                                    January 7, 2004

Forbes Medi-Tech Attracts Leading Cardiologist from Cleveland Clinic & Completes Equity Financing of US$10.75 Million

~Forbes Appoints Dr. Eric Topol from Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board and Scientific Consultant~

Vancouver, BC – Forbes Medi Tech Inc. (TSX:FMI; NASDAQ:FMTI) announced today it has raised US$10.75 million by Private Placement, resulting in the issuance of 5.375 million series A voting convertible preferred shares at a price of US$2.00 per share, with approximately 1.61 million warrants attached. Each preferred share is convertible without further consideration at any time at the option of the holder into 1 common share and each warrant entitles the holder to purchase one common share of the Company at US$2.40 for 3 years from the date of closing. Placement proceeds will be used to fund continued research on FM-VP4, further development of the FM-VPx library of compounds and for operational purposes.

Additionally, Dr. Eric Topol has been appointed Chairman of Forbes’ Medical & Scientific Advisory Board and Scientific Consultant for its pharmaceutical development program. Dr. Topol is Provost, Cleveland Clinic Lerner College of Medicine and Chief Academic Officer of the Cleveland Clinic Foundation. He is also Chairman of the Department of Cardiovascular Medicine and Professor of Medicine. With the appointment of Dr. Topol, Dr. Jiri Frohlich will continue as a member of Forbes’ Medical & Scientific Advisory Board. Forbes extends its gratitude to Dr. Frohlich for his contributions as chairman towards the Company’s pharmaceutical development program.

“The culmination of financing and the addition of one of the world’s leading cardiologists to Forbes’ Medical & Scientific Advisory Board is a strong endorsement of the prospects for our portfolio of cardiovascular compounds,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “Dr. Topol’s extensive background in cardiovascular research will be a tremendous asset in the clinical development program for FM-VP4 while the proceeds from this financing represents substantial support for further research and clinical programs.”

Dr. Topol’s initial responsibility will be to provide direction for Forbes’ clinical development plans, selection of sites and the design of clinical studies for US FDA clinical trials pending the results of the Phase II trials currently underway in Europe.

 “I am very impressed with the information to date on FM-VP4 and the Company’s Library of Compounds”, said Dr. Topol. “The Company’s portfolio of compounds represents a substantial opportunity beyond cholesterol reduction. I am excited to be part of such a robust development program towards the treatment of cardiovascular and related diseases.”

Investors in the private placement include Great Point Partners, LLC of Greenwich, Connecticut and Biotechnology Development Fund IV, L.P. (BDF IV) of Palo Alto, California. This is the second investment from BDF IV in Forbes in the past four months. The Fund previously participated in a US$4.8 million private placement completed at US$1.485 per share in September of 2003. The cash commission payable on the current transaction is US$277,500.

“Forbes Medi-Tech is developing FM-VP4 for cardiovascular and related diseases, an area for large potential growth,” said Dr. Jeffrey Jay, a Great Point Partners Managing Director. “Cardiovascular disease, including the treatment for elevated cholesterol, is currently the largest category in the pharmaceutical industry with approximately $30 billion in sales in 2002; FM-VP4 is in Phase II studies and has the potential to be a major therapeutic in this category,” added David Kroin, also a Managing Director of Great Point Partners.

About Dr. Topol

Dr. Eric J. Topol has been elected to the American Association of Physicians and American Society of Clinical Investigation. He is a Fellow, American Heart Association; Fellow, American College of Cardiology; Fellow, American College of Physicians; Fellow, European Society of Cardiology; Fellow and Trustee, Society of Cardiac Angiography and Interventions and Fellow, American College of Chest Physicians. The program he directs in Cleveland in cardiology has been ranked Number 1 by U.S. News & World Report for the past 9 years.

Dr. Topol has served as a principal investigator for more than 15 international multi-center research trials, including GUSTO I-V, EPIC, EPILOG, EPISTENT, PURSUIT, CAVEAT, TARGET, REPLACE and many others, with cumulatively more than 200,000 patients enrolled. He was the first physician ever to administer recombinant t-PA and 2 different platelet glycoprotein IIb/IIIa inhibitors to patients. He has led the clinical development programs of t-PA, abciximab (ReoPro), eptifibatide (Integrilin), bivalirudin (Angiomax) and clopidogrel (Plavix). The results of these large programs, involving 40 countries around the world, have substantially changed the Clinic’s approach to patients with coronary artery disease. He and his colleagues at Cleveland Clinic recently reported the first gene to induce heart attacks and coronary disease (a MEF2A deletion mutation; Science, 2003).

Currently he serves on the editorial board for over 30 peer review medical publications including Circulation, Circulation Research, JACC, AJC, British and the European Heart Journals. He has over 850 original publications and has edited 16 books, including the Textbook of Interventional Cardiology (1st - 4th editions) and the Textbook of Cardiovascular Medicine (now in its second edition).

About Great Point Partners, LLC

Great Point Partners LLC of Greenwich, Connecticut (203-552-5353) manages the Biomedical Value Fund, L.P., a bottom-up, primary research oriented, investment fund which is focusing on publicly traded life sciences, medical technology and other healthcare companies. The Fund's investment objective is to generate superior investment returns by financing growth companies through PIPE (Private Investment in a Public Entity) financings, and in other directly negotiated investments.

About Biotechnology Development Fund IV, L.P.

Biotechnology Development Fund IV, L.P. is managed by BioAsia Investments, a Palo Alto, California-based venture firm formed in 1997 for the purpose of investing in private and public life sciences companies primarily in North America.  BioAsia makes investment decisions for the Funds and, in addition, helps its portfolio companies to develop corporate strategy, recruit key management personnel, and acquire new products and technology to accelerate growth.  BioAsia focuses on investments in companies with clinically proven products in development for unmet medical needs.  Additional information on BioAsia can be found on the internet at www.bioasia.com.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s future research and development plans, potential pharmaceutical products, future clinical trials, and other information in future periods, which statements can be identified by the use of forward-looking terminology such as “prospects”, “further”, “potential”, “towards”, “to provide”, “ opportunity”, “growth”, “will be”, “is developing”, “further”, or the negative thereof or any other variations thereon or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether FM-VP4 or any other compound will be developed and marketed successfully or at all; the need for further clinical trials, and uncertainty as to their timing and outcome; research and development risks; the risk of technical obsolescence; product liability risks; insurance risks; the need for government approvals; manufacturing risks; partnership/strategic alliance risks; the effect of competition; the risk of adverse side effects; intellectual property risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.  Information contained in this news release regarding third parties has been provided by the third parties and is not guaranteed by the Company as to accuracy or completeness.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO